Exhibit 3.21

Management Board By-Laws of DRUMET Liny i Druty sp. z o.o.

§ 1

1.	The Management Board is the managing and executive body for the company Drumet Liny i Druty sp. z o.o. (the “Company”), acting in particular on the basis of:

a.	the Commercial Companies Code,

b.	provisions of the Articles of Association,

c.	these Management Board By-Laws.

Within the limits prescribed in the Commercial Companies Code and Articles of Association of the Company, the Management Board members are also under limitations imposed by resolutions of the Supervisory Board and the Shareholders Meeting.

2.	Besides matters restricted in binding provisions of law or on the basis of the Articles of Association of the Company for the competence of the Shareholders Meeting or the Supervisory Board, the Management Board conducts Company matters and represents it externally.

3.	Powers of the Management Board to represent the Company cannot be limited with effect towards third parties. Data of the Management Board members are filed in the National Court Register. Power of the Management Board members to represent the Company is created from the day of their appointment by the Supervisory Board.

§ 2

1.	The Management Board shall consist of 1 or more members, appointed and dismissed by the Supervisory Board. The Supervisory Board shall decide on the number of persons in the Management Board in a resolution on each occasion. In a resolution on appointment of the Management Board members, the Supervisory Board may indicate the person who shall hold the post of Management Board President.

2.	The Supervisory Board shall have the right to dismiss or suspend any of the Management Board members.

3.	The Management Board members can be dismissed at any time on the basis of a Shareholders resolution, or suspended in conducting their activities.

4.	The Supervisory Board appointing the Management Board members indicates their remuneration.

5.	The Management Board is appointed for a one-year joint term of office.

6.	Dismissal of a Management Board member does not infringe their powers deriving from employment contracts or other legal relationship regarding holding the Management Board member post.

§ 3

1.	While performing its activity, the Management Board is obliged to perform its obligations with due diligence required in business trade, and to obey the provisions of law, Articles of Association of the Company and resolutions and regulations of the Company’s bodies, in the scope described in § 1 point 1 above.

2.	The Company’s Management Board holds responsibility for the correct, fair and timely maintenance of accounting books and timely performance of financial statements.

3.	The Management Board is obliged to prepare a financial statement of the Company including among other things: balance-sheet, profit and loss accounts, and written report on activity of the Company for the financial year given in financial statement, within three months following the end of the financial year, and to present this to the Supervisory Board.

4.	The report on Company’s activity should cover:

a.	financial situation of the Company,

b.	foreseen direction of the Company’s development,

c.	status and directions of changes in the scope of equipping the Company in assets,

d.	amount and type of equity capital and shares,

e.	payment ability of the Company,

f.	employment situation of the Company,

g.	number of signed agency, franchising and other agreements of a similar nature,

h.	other elements indicated in Article 49 of the Accountancy Act.

5.	The Management Board shall file all motions and documents required by law to the registry court.

6.	The Management Board shall maintain a book of shares in accordance with requirements of the Commercial Companies Code.

7.	The Management Board shall provide for the organizational and administrative functioning of the remaining bodies of the Company, and in particular hold minutes from the Shareholders Meetings and Supervisory Board.

8.	The company’s Management Board shall call Shareholders Meetings in cases provided for in the Company’s Articles of Association and provisions of the law.

§ 4

1.	All Management Board members are entitled and obliged to jointly conduct the Company’s affairs.

2.	Each Management Board member has the right and obligation to maintain the Company’s affairs subject to the provisions below.

3.	If the Management Board consists of one person, the Company shall be represented solely by the Management Board member. If the Management Board consists of more members, joint action by two Management Board members or a Management Board member acting jointly with a commercial proxy shall be required to represent the company, subject to action in any case being required of the Management Board member responsible for financial matters in the Company.

4.	In case the Management Board consists of more members, the following actions shall require previous acceptance in a resolution of the Management Board:

a.	Entering into commitments, disposing of rights, or undertaking actions stipulating own investments, with a total value exceeding PLN 100,000;

b.	Actions coming within the scope of ordinary actions of the Company undertaken by any of the members of the Management Board, if at least one of the other members of the Management Board objects to the action taken;

c.	Establishment of a proxy, and specification of the level of remuneration for proxies;

d.	Any proposals addressed to the Shareholders Meeting or to the Supervisory Board;

e.	Convening of a Shareholders Meeting;

f.	Laying down the organizational structure of the Company’s enterprise, work regulations, remuneration regulations, organizational regulations, bonus regulations, as well as other essential internal acts;

g.	Internal allocation of tasks among members of the Management Board;

h.	Decisions on collective redundancies;

i.	Laying down the principles of employment-remuneration policy of the Company;

j.	Adoption of annual and multi-year business plans and action plans for the Company.

5.	Management Board meetings shall take place if necessary, but not less than once a week.

6.	The Management Board Meetings shall be summoned by the President of the Management Board; in case that none is appointed or he is temporarily unavailable, the meetings shall be summoned by the Management Board member responsible for financial matters.

7.	The Management Board members should be notified about the term and agenda of the meeting three days in advance.

8.	Resolutions of the Management Board can be adopted if all Management Board members have been notified about a Management Board meeting. The Management Board resolutions shall be adopted by a 2/3 majority of the votes of all Management Board members.

9.	In the event that a President of the Management Board is not appointed or he is temporarily unavailable, the Management board member responsible for financial matters shall also be obliged to summon a Management Board meeting upon request from a Management Board or Supervisory Board member, if possible on the next business day after filing of such request.

10.	In voting, the first person to vote shall be the Management Board member who suggested a given resolution. The President, if one was appointed, shall vote last. Each member shall have one vote. If the President submits a draft resolution, the votes shall be cast in alphabetical order, with the President voting last.

11.	Minutes shall be prepared from the Management Board meetings, signed by all present Management Board members. The minutes should include: agenda, indication that all Management Board members have been duly notified about the Management Board meeting, names of the present Management Board members and the minutes-taker, wording of the adopted resolutions, number of votes cast for each resolution, and dissenting opinions. The minutes shall be numbered and registered in the Management Board book of minutes.

12.	Persons invited by the Management Board may participate in the Management Board meetings.

13.	In urgent matters, the Management Board may adopt resolutions by way of correspondence without holding a meeting, if all Management Board members have been duly notified about the adoption procedure and wording of the resolution.

§ 5

Inner division of work of the Management Board members shall occur on the basis of these By-Laws and resolutions of the Management Board. On this basis, Management Board members shall supervise the work of dependant organizational cells. The President of the

Management Board or other person designated by the Management Board’s resolution shall perform actions in the field of labor law (direct the workplace).

The scope of actions of the Management Board shall include:

a.	Managing the work of dependent organizational cells of the Company on the basis of these By-Laws and binding provisions of law, Articles of Association, resolutions, ordinance of authorities, or bodies of the company.

b.	Implementation of decisions and resolutions of the Management Board in accordance with the interest of the Company and binding provisions of law.

c.	Managing of the Company’s works with assistance of directors and managers of the organizational cells dependent thereon.

d.	Issuance of decisions regarding inner matters of the Company, in urgent matters where lack of adoption would expose the Company to loss.

§ 7

1.	A newly-appointed Company Management Board shall start acting by obtaining handover matters from the previous Management Board. The protocol of handover and receipt of matters should include a description of the factual status in each area of the Company’s activity, as of the day of handover. The following must be attached to the protocol:

a.	current excerpt from the Commercial Register,

b.	book of shares

c.	list of financial liabilities (debts) of the Company,

d.	list of liabilities of the Company,

e.	minutes and resolutions of the Management Board, the Shareholders Meeting and the Supervisory Board,

f.	other essential data requested by new Management Board members.

2.	The protocol shall be signed by all revoked and appointed Management Board members. The protocol should be prepared in a number of counterparts for each revoked and appointed Management Board member and Supervisory Board member.

3.	In case of impossibility of handover of matters by a revoked Management Board, the protocol shall be prepared by a commission appointed by the Supervisory Board.

§ 8

1.	The Management Board members shall be liable for proper managing of the Company’s matters.

2.	A Management Board member shall be liable for damage done to the company on rules provided in the Commercial Companies Code and other provisions of law.

§ 9

A Management Board member may not, without the Company’s consent, engage in competitive business or participate in competitive entities as a partner in a partnership or a civil law partnership, or a member of the authorities of a company, or participate in any competitive company if the Management Board member holds at least 10% of shares in such company or the right to appoint at least one member of its management board.

§ 10

The Management Board members shall immediately provide the Supervisory Board with information on events or facts having significant impact on the current or long-term business, financial or other situation of the Company, should they acquire such information.

§ 11

The Management Board shall provide a report on its activity at the request of the Supervisory Board, and present such a report annually to the Shareholders Meeting.

§ 12

1.	All changes to these By-Laws shall require a resolution of the Management Board and approval by resolution of the Supervisory Board.

2.	In case of any differences between the Management Board By-Laws and the Articles of Association of the Company, the Articles of Association of the Company shall prevail.

3.	The By-Laws shall come in force upon their approval by the Supervisory Board.